January 25, 2011	direct phone: 515-242-2490
direct fax: 515-323-8590
email: cownie@brownwinick.com
Peggy Kim, Special Counsel
Office of Mergers & Acquisitions
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Re:	One Earth Energy, LLC Amendment No. 3 to Schedule 13E-3 filed January 19, 2011 File No. 5-85779
Dear Ms. Kim:
We are in receipt of your letter dated January 20, 2011, providing comments on our Amendment No. 3 to Schedule 13E-3 as filed on January 19, 2011. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses and the corresponding revisions to our Schedules 13E-3 and offering document, set forth below are each of your comments in chronological order immediately followed by our responses.
Schedule 13E-3
1. We note your disclosure under Item 3 of the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the offer to purchase document provided to security holders in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each item appears in the offer to purchase document and is incorporated by reference in the Schedule 13E-3.
RESPONSE: We have amended the Schedule 13E-3 and offer to purchase document as requested.
Offer to Purchase
Schedule 1
Security Ownership of Certain Beneficial Owners, page 25

January 25, 2011

2. We note your response to comment one in our letter dated January 14, 2011. Please also revise the beneficial ownership table.
RESPONSE: We have revised the beneficial ownership table as requested in the offer to purchase.
Securities Transactions, page 26
3. If applicable, please include any information for FEI and its executive officers and directors. Refer to Item 1008(b) and Instruction 1 to Item 1008(b) of Regulation M-A.
RESPONSE: We have revised the offer to purchase as requested.
Certain Transactions, page 26
4. If applicable, please describe any agreements between FEI and any other person involving the issuer’s securities. Refer to Item 1005(e) and the Instructions to Item 1005(e) of Regulation M-A.
RESPONSE: We have revised the offer to purchase as requested.

Very truly yours,
/s/ Catherine C. Cownie
Catherine C. Cownie

CCC:klh